Exhibit 12.1

WESTERN GAS PARTNERS, LP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2009		2008		2007		2006		2005
	(Dollars in thousands)

Earnings:
Income before income taxes	$87,617		$95,554		$55,894		$18,028		$11,899
Add: Fixed charges	10,017		1,859		8,197		10,402		9,795
Distributions from equity investee	5,487		5,128		1,349		741		—
Amortization of capitalized interest	248		6		—		—		—
Less: Equity income	6,982		4,736		4,017		1,360		—

Earnings	$96,387		$97,811		$61,423		$27,811		$21,694
Fixed charges:
Interest expense	$9,955		$1,512		$7,805		$9,574		$8,650
Interest component of lease expense	62		347		392		828		1,145

Fixed charges	$10,017		$1,859		$8,197		$10,402		$9,795

Ratio of earnings to fixed charges	9.6	x	52.6	x	7.5	x	2.7	x	2.2	x